EXHIBIT 2
                               THE VERTICAL GROUP
                                 18 Bank Street
                                Summit, NJ 07901



                                  May 25, 1999



Mr. Fred P. Lampropoulos
Chief Executive Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095-2415

Dear Fred:

         In regard to our recent telephone conversation, we thought it might be useful to commit our views to writing to avoid any misunderstanding.

         As you know, we have been shareholders for many years and have always attempted to work with you constructively, and to share with you our knowledge of the medical device industry with the mutual objective of maximizing shareholder value. It is our intention to continue to act in this manner and that is the objective of this letter.

         With regard to the proxy statement, we have expressed our concern to you with regard to the size of the requested new option authorization. When the new option authorization is approved and combined with the already outstanding options, Merit will have a total of 2,747,000 options either authorized or outstanding. This represents 37% of the currently outstanding common stock. As we discussed, this request struck us as outside the norm. We have since reviewed a sample of ten similar companies in the medical device industry with which we are familiar. While the number of authorized option shares of these companies varies, the number of actually granted options ranges from 4% to 18% as a percent of outstanding common stock with a median and mode of 13%, (it is of note that none of these companies have a combination of approved and outstanding options as high as 37%). We request that you share this information with the Board of Directors with a view to ensuring that the total outstanding options at any time will remain within the above range.

         We have instructed our nominee to vote our shares in favor of your proposal. In doing so, we are assuming that the Board will act prudently in the granting of options consistent with the above analysis.



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         Also, I would like to briefly address the subject of maximizing shareholder value, which we have recently discussed, and we request that you share our thoughts in this regard with the Board as well.

         You have publicly stated that your EPS target for 1999 is $0.43 to $0.45 per share, and that you believe that Merit can grow over time at an annual rate of 20%. This implies a 2000 earnings target of $0.54/share. Assuming that Merit could receive a multiple of earnings of 25x, this suggests a market price of $13.50 as the maximum that could be expected in 2000. Because achieving this valuation requires a number of assumptions, analysts would generally apply a discount rate of 30% to determine present value. Discounted at 30%, this analysis yields a current fair market value of Merit of $9.45/share.

         As we discussed, another important component of market value is the perceived enterprise value of the company to a potential acquirer. Our concern, as you know, is that FASB has recently adopted changes that will eliminate pooling of interests treatment for mergers effective January 1, 2001. The scheduled loss of this favorable accounting technique, together with the currently prevailing high P/E ratios of most large-capitalization medical technology companies, creates a window of opportunity that will soon close. In a pooling of interests transaction, a merger of Merit with a large-capitalization medical technology company would be non-dilutive at an acquisition price of as high as $23 per share. The opportunity to realize a price significantly in excess of even an optimistic EPS based value, however, will likely disappear with the end of pooling. We do not think that this reality can be ignored.

         We do not state these external facts as criticism. The boards of directors of virtually every company with which we are involved have called upon management to undertake a strategic review based, in part, on these unique circumstances, which we believe all small companies must take into account.

         The foregoing is of necessity a "bare bones" analysis. If you wish, we would be glad to discuss this or any other matter in greater detail with the Board.

         We look forward to working together constructively to achieve our mutual aim.

                                                     Sincerely,

                                                     /s/ John E. Runnells
                                                     ------------------------
                                                     John E. Runnells